Exhibit 99.1

Amber International Holding Limited Reports Third Quarter 2025 Unaudited Financial Results and Announces Share Repurchase Program

- Enhanced operational profitability with continuous substantial growth in revenue and gross profit -

- US$50 million share repurchase program reflects Company’s confidence in Amber International’s business momentum and long-term growth trajectory -

Singapore, November 26, 2025 – Amber International Holding Limited (Nasdaq: AMBR) (“Amber International”, “we,” “us,” or the “Company”), a global leading digital wealth management platform, today announced unaudited financial results for the third quarter ended September 30, 2025, and approval from its board of directors of a share repurchase program with an aggregate value of up to US$50.0 million.

Michael Wu, Chairman of the Board and CEO of Amber International, commented, “We delivered another profitable quarter, as we intensified our focus on high-quality, higher-margin revenue streams and achieved a significant enhancement in operating profit margin from continuing operations—from –4% in the previous quarter to +8% in Q3. These results are a testament to our disciplined execution and strengthened operating leverage, which together underpin our trajectory toward sustainable and profitable growth. This progress is further evidenced by quarterly revenue of US$16.3 million, net income from continuing operations of US$2.2 million, and Adjusted EBITDA of US$2.9 million.

We also continued to build for long-term scalability—advancing AI integration across our internal processes, enhancing productivity, and accelerating the development of our standardized Real World Asset (“RWA”) platform to meet rising institutional demand. With our disciplined focus, we are well positioned to extend our profitability and capture new opportunities across digital wealth, tokenization, and AI-driven financial infrastructure.

Following our strong results, we are pleased to authorize a share repurchase program, reflecting our confidence in the strength and scalability of Amber’s core digital wealth management business and ability to generate sustainable cash flows.”

Vicky Wang, President of Amber International, added, “This quarter, we further deepened our focus on high-net-worth, ultra-high-net-worth, and institutional clients, while accelerating initiatives in infrastructure, product innovation, and operational discipline. We intentionally focused on improving revenue quality and expanding higher-margin product offerings, which contributed meaningfully to margin expansion. Client assets on our platform grew 69.8% year-over-year to US$1.84 billion, accompanied by significant growth in trading volumes—clear indicators of enhanced client engagement and the durability of our diversified revenue streams. Looking ahead, we remain committed to delivering private banking-grade services and product sophistication to elevate revenue quality, scalability, and long-term defensibility, positioning us for continued sustainable growth.”

Third Quarter 2025 Highlights

•	Total Revenue: Reached US$16.3 million in the third quarter of 2025.
•	Wealth Management Solutions Revenue: Reached US$7.5 million in the third quarter of 2025.
•	Gross Profit: Reached US$11.8 million in the third quarter of 2025.
•	Adjusted EBITDA from continuing operations: US$2.9 million in the third quarter of 2025, versus a US$1.8 million loss in the same period of 2024.
•	Client Assets on Platform[1]: Increased to US$1,842.4 million as of September 30, 2025, up 69.8% from September 30, 2024.
•	Cumulative KYC’ed Users[2]: Reached 5,116 as of September 30, 2025, up 20.4% from September 30, 2024.

1 Client Assets on Platform is defined as the total U.S. dollar equivalent value of client assets as of a specific date.

2 Cumulative KYC’ed Users is defined as the total number of clients that completed the Company’s Know Your Customer identity verification as of a specific date. The Company does not offer or provide any services to registered users who have not successfully completed the Know Your Customer identity verification process.

Business Developments and Strategic Updates

In the third quarter of 2025, Amber International delivered strong operational and financial performance while executing on key strategic initiatives to expand its addressable market.

High-Quality Revenue Mix and Margin Expansion: During the quarter, management continued its deliberate focus on high-quality and high-margin revenue streams. The Company allocated resources to more profitable product lines, leading to a meaningful improvement in operating profit margin from continuing operations from –4% in Q2 2025 to +8% in Q3 2025. Growth was broad-based across execution solutions and payment solutions, reflecting both improved revenue quality and deepening client demand for our integrated platform. The Company will enhance execution capabilities and expand product offerings to meet diverse client profiles. This includes broadening the structured product suite, developing digital-asset inheritance solutions for family offices and UHNW clients, and optimizing pricing models and OTC workflows for competitive execution and timely market access.

Strengthening Client Metrics: Client assets on platform reached US$1.84 billion, up 69.8% year-over-year, reflecting accelerating institutional adoption. Cumulative KYC’ed users grew to 5,116 (+20.4% YoY), active clients increased to 1,045 (+11.8% YoY), and trading volumes expanded significantly with execution trading volume up 36.1% YoY and payment trading volume up 69.9% YoY. Strong net new asset inflows and stronger client allocations, together with a significant increase in trading volumes clearly demonstrates that clients are not only remaining with the Company, but are also deepening their engagement across multiple product lines, even amidst ongoing market volatility.

AI Integration to Drive Efficiency and Scalable Growth: The Company continues to advance its AI roadmap, deepening the integration of AI-driven tools across internal workflows and client-facing platforms. Work With MIA and Perplexity-powered automation improved operational efficiency and decision-support capability, laying the foundation for enhanced scalability and long-term margin expansion.

RWA Solution Launch: In September 2025, Amber Premium launched its full-stack Real World Asset (RWA) Solution—a comprehensive, turnkey platform designed to bring traditional assets onto the blockchain with institutional regulatory alignment. The solution encompasses structuring, regulatory-compliant custody, smart contract automation, cross-chain interoperability, and bank-grade security, supporting the entire lifecycle of tokenized assets from distribution to liquidity management and yield farming.

Expansion of Digital Assets Treasury Services: The Company expanded its Digital Assets Treasury services to better serve publicly listed companies and corporations seeking institutional-grade digital-asset management. The Company offers a one-stop platform for RWA including consulting, trade execution, financing, custody, and compliance support, addressing the critical gap between corporate digital asset acquisition and effective treasury management.

Share Repurchase Program

Following the Company’s achievement of operating profitability and in recognition of its strong financial position, the Board of Directors has authorized a share repurchase program of up to US$50 million of the Company’s ADSs over the next 12 months, starting from December 1, 2025. Under the share repurchase program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. The Company will effect repurchase transactions in compliance with Rule 10b-18 and Rule 10b5-1 as applicable under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company’s working capital requirements and general business conditions. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund the repurchases from a combination of its cash balance and cash generated from its operations, and does not expect the repurchase program to adversely affect its existing business strategies.

Third Quarter 2025 Financial Results Summary

On March 12, 2025, iClick Interactive Asia Group Limited (“iClick”) completed its merger (the “Merger”) with Amber DWM Holding Limited (“Amber DWM”)3. The Merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization, for accounting purposes. The financial results of iClick have been included in our consolidated financial results since March 12, 2025.

The Company optimizes our business to drive returns to the shareholders through proactive monitoring our operations and market trends. As of the end of third quarter of 2025, certain operations under iClick were classified as held-for-sale, and we completed one of the disposals in October 2025.

On October 28, 2025, the WFTL Assigned Contracts were assumed by AG Global Technology Limited Inc., which is also a wholly owned subsidiary of Amber Group and an affiliate of the Company, and Amber Match Limited, one of our wholly owned subsidiaries, entered into intercompany services agreement with AG Global Technology Limited Inc. to replace its previous agreement with WFTL on substantially the same terms.

The following table sets forth the key financial metrics of the Company for the periods indicated.

	Three Months Ended September 30,
(US$ in thousands, except per share data; unaudited)	2025	2024	Percentage change
Financial Metrics:
Revenue
Wealth Management Solutions	7,512	549	1,268.3%
Execution Solutions	3,168	110	2,780.0%
Payment Solutions	1,200	142	745.1%
Sub-total of Amber Premium Business[4]	11,880	801	1,383.1%
Marketing and Enterprise Solutions	4,417	—	N/M
Total revenue	16,297	801	1,934.6%
Gross profit	11,777	358	3,189.7%
Operating income/(loss)	1,375	(1,788)	N/M
Net income/(loss) from continuing operations	2,151	(833)	N/M
Diluted net income/(loss) from continuing operations per American Depositary Shares (“ADS”)	0.02	(0.01)	N/M
Adjusted EBITDA from continuing operations[5]	2,887	(1,763)	N/M
Adjusted net income/(loss) from continuing operations[5]	2,739	(1,824)	N/M
Diluted adjusted net income/(loss) per ADS from continuing operations[5]	0.03	(0.03)	N/M

3 In connection with the Merger, we entered into intercompany services agreements with certain wholly owned subsidiaries of our parent, Amber Group. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WhaleFin Technologies Limited (“WFTL”) (the “WFTL Assigned Contracts”) effective from January 1, 2025. Therefore, our results for the three months and nine months ended September 30, 2025 have included the net income from WFTL Assigned Contracts, which was not reflected in our results for the corresponding periods in 2024.

4 Amber Premium business comprises our Wealth Management Solutions, Execution Solutions, and Payment Solutions.

5 For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Revenue for the third quarter of 2025 was US$16.3 million, a 1,934.6% increase year-over-year, primarily driven by WFTL Assigned Contracts which was assigned to us starting from January 1, 2025, and to a lesser extent, due to the significant growth in Amber Premium Business, along with contributions from Marketing and Enterprise Solutions following the Merger:

1) Revenue from Wealth Management Solutions was US$7.5 million in the third quarter of 2025, a significant increase from US$0.5 million in the same period of 2024. It was achieved by stronger adoption of wealth management offerings, which were supported by the WFTL Assigned Contracts, as well as increased demand on our diverse investment products and services such as new accumulator/decumulator products launched in the fourth quarter of 2024.

2) Revenue from Execution Solutions grew to US$3.2 million in the third quarter of 2025, compared to US$0.1 million in the same period of 2024. The growth was driven by revenue generated from the WFTL Assigned Contracts, together with higher average fee rate and spread in this quarter.

3) Revenue from Payment Solutions was US$1.2 million in the third quarter of 2025, increased from US$0.1 million for the same period of 2024, mainly contributed by the WFTL Assigned Contracts.

4) Marketing and Enterprise Solutions revenue was US$4.4 million in the third quarter of 2025, generated from online marketing, SaaS products and services under iClick’s operations after the Merger.

Gross profit for the third quarter of 2025 reached US$11.8 million, compared to US$0.4 million in the same period of 2024. Gross profit margin demonstrated an upward trend to 72.3% in the third quarter of 2025, from 44.7% in the third quarter of 2024. These changes were mainly fueled by the WFTL Assigned Contracts starting from January 1, 2025, as well as accelerated growth of our core Amber Premium business, and higher margin of marketing and enterprise solutions.

Total operating expenses were US$10.4 million in the third quarter of 2025, increased from US$2.1 million in the third quarter of 2024. The change was primarily due to the increase of personnel expenses, technology and development expenses, and legal and other professional service fees to support our ongoing business expansion.

Operating income was US$1.4 million in the third quarter of 2025, achieved a turnaround from US$1.8 million operating loss in the third quarter of 2024, driven by the significant increase in gross profit and strengthened operating leverage.

Other gains, net was US$0.5 million in the third quarter of 2025, compared to US$0.9 million in the third quarter of 2024. Other gains, net in the third quarter of 2024 were mainly driven by unrealized gain in fair value of digital assets in connection with a related party’s loan, which was subsequently waived prior to the Merger.

Net income from continuing operations was US$2.2 million in the third quarter of 2025, compared to net loss from continuing operations of US$0.8 million in the third quarter of 2024, as a result of the foregoing.

Adjusted EBITDA and adjusted net income from continuing operations were US$2.9 million and US$2.7 million, respectively in the third quarter of 2025, compared to adjusted EBITDA, a loss at US$1.8 million and adjusted net loss at US$1.8 million in the third quarter of 2024.

Net loss from discontinued operations was US$1.7 million in the third quarter of 2025, related to the financial results of certain operations under iClick that were held-for-sale as of quarter end.

Balance Sheet Highlights

As of September 30, 2025, the Company had cash and cash equivalents, time deposits and restricted cash of US$39.9 million, compared to US$9.3 million as of December 31, 2024.

Third Quarter 2025 Operating Data

In addition to the measures presented in our consolidated financial statements, we use the operating metrics listed below to evaluate our business, measure our performance, identify trends and make strategic decisions:

	As of September 30,
(US$ in thousands, unless specified)	2025	2024	Percentage change
Operating Metrics[6]:
Cumulative KYC’ed users (in number)	5,116	4,249	20.4%
Active clients[7] (in number)	1,045	935	11.8%
Client assets on platform	1,842,420	1,085,267	69.8%

	For the three months ended September 30,
	2025	2024	Percentage change
New onboarded KYC’ed users[8] (in number)	229	182	25.8%
Execution trading volume[9]	2,686,591	1,973,728	36.1%
Payment trading volume[10]	439,747	258,788	69.9%

Outlook

Based on the information available as of the date of this press release, the Company provides the following revenue outlook of Amber Premium business:

Full Year 2025:

●      Revenue of Amber Premium business is estimated to be between US$50.0 million and US$52.5 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

6 The operating metrics presented in this press release include operating data from Sparrow business and the WFTL Assigned Contracts. While the relevant entities were not consolidated subsidiaries of the Company throughout the relevant periods, their operating data have been included on a pro forma basis for illustrative purposes assuming the completion of DWM Asset Restructuring contemplated in the Merger. As of the date of this earnings release, other than the consolidation of Sparrow business following the relevant regulatory approval in April 2025, the DWM Asset Restructuring has not been completed.

7 An active client is defined as a client who has conducted at least one transaction during any consecutive three months ended as of a specific date, or whose assets under management with the Company greater than US$10 thousand as of a specific date.

8 New onboarded KYC’ed user is defined as the number of clients that completed the Company’s Know Your Customer onboarding procedures during the period.

9 Execution trading volume is defined as the total U.S. dollar equivalent value of two-side spot matched trades transacted of crypto assets between a buyer and seller through the Company, and excluding the deposit or withdrawal of crypto assets during the period.

10 Payment trading volume is defined as the total U.S. dollar equivalent value of one-side on/off-ramp through the Company during the period.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 26, 2025 (9:00 PM Singapore time on November 26, 2025). Participants are asked to use one of the following teleconferencing numbers to participate in the call and reference the Access ID number 13757293. The Company requests that participants dial in 10 minutes before the conference call begins.

Participant Dial-in Numbers:

Toll Free: 1-844-539-3703

Toll/International: 1-412-652-1273

The conference call will also be available via a live webcast at
https://viavid.webcasts.com/starthere.jsp?ei=1743886&tp_key=bebae2bd4a

Replay Dial-in Numbers:

Toll Free: 1-844-512-2921

Toll/International:1-412-317-6671

Replay Pin Number: 13757293

A replay of the call will be available on Wednesday, November 26, 2025, after 12:00 PM ET through Wednesday, December 10, 2025 at 11:59 PM ET.

The Company’s earnings release and investor presentation will be available shortly after issuance in the Investor Relations section of Amber International’s website at https://ir.ambr.io.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium,” is a global leading digital wealth management platform. As a private banking grade expert in digital wealth management and a subsidiary of Amber Group, Amber Premium is a trusted partner to high-net-worth individuals and leading institutions, delivering institutional-grade market access, execution infrastructure, and investment solutions. The firm is set to redefine the digital wealth management landscape, serving as a proven Nasdaq-listed gateway to digital assets. Learn more at www.ambr.io.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes. The Company believes that adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net income/(loss). The Company believes that adjusted EBITDA from continuing operations and adjusted net income/(loss) from continuing operations provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects, assess operating performance on a consistent basis, and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:
Amber International Holding Limited
Media Relations Team
Phone: +65 6022 0228
E-mail: pr@ambr.io | ir@ambr.io | ambr@paradigmconsulting.com.hk

In the United States:
International Elite Capital Inc.
Annabelle Zhang
Tel: +1 (646) 866-7928
E-mail: amber@iecapitalusa.com

(financial tables follow)

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(US$’000, except share data and per share data, or otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Continuing operations
Revenue	16,297	801	49,752	2,679
Cost of revenue	(4,520)	(443)	(12,444)	(1,571)
Gross profit	11,777	358	37,308	1,108

Operating expenses
Research and development expenses	(1,643)	(165)	(9,611)	(323)
Sales and marketing expenses	(2,636)	(49)	(5,859)	(54)
General and administrative expenses	(6,123)	(1,932)	(20,402)	(4,982)
Total operating expenses	(10,402)	(2,146)	(35,872)	(5,359)
Operating income/(loss)	1,375	(1,788)	1,436	(4,251)
Finance income, net	260	33	310	85
Other gains/(losses), net	517	922	2,121	(7,008)
Income/(loss) from continuing operations before share of losses from an equity investee and income tax credit	2,152	(833)	3,867	(11,174)
Share of losses from an equity investee	(14)	—	(38)	—
Income/(loss) from continuing operations before income tax credit	2,138	(833)	3,829	(11,174)
Income tax credit	13	—	9	—
Net income/(loss) from continuing operations	2,151	(833)	3,838	(11,174)
Net income attributable to non-controlling interests	—	—	—	—
Net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders	2,151	(833)	3,838	(11,174)

Discontinued operations
Loss from operations of discontinued operations	(2,045)	—	(2,088)	—
Income tax credit	311	—	311	—
Net loss from discontinued operations	(1,734)	—	(1,777)	—
Net loss attributable to non-controlling interests	1,092	—	1,120	—
Net loss from discontinued operations attributable to the Company’s ordinary shareholders	(642)	—	(657)	—

Net income/(loss)	417	(833)	2,061	(11,174)
Net income/(loss) attributable to the Company’s ordinary shareholders	1,509	(833)	3,181	(11,174)

Net income/(loss) from continuing operations	2,151	(833)	3,838	(11,174)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	114	—	(1)	—
Comprehensive income/(loss) from continuing operations	2,265	(833)	3,837	(11,174)
Comprehensive income from continuing operations attributable to noncontrolling interests	—	—	—	—
Comprehensive income/(loss) from continuing operations attributable to the Company’s ordinary shareholders	2,265	(833)	3,837	(11,174)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net loss from discontinued operations	(1,734)	—	(1,777)	—
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	—	—	—	—
Comprehensive loss from discontinued operations	(1,734)	—	(1,777)	—
Comprehensive income/(loss) from discontinued operations attributable to noncontrolling interests	9	—	(15)	—
Comprehensive loss from discontinued operations attributable to the Company’s ordinary shareholders	(1,725)	—	(1,792)	—

Comprehensive income/(loss) attributable to the Company’s ordinary shareholders	540	(833)	2,045	(11,174)

Net income/(loss) from continuing operations per ADS attributable to the Company’s ordinary shareholders
— Basic	0.02	(0.01)	0.05	(0.18)
— Diluted	0.02	(0.01)	0.05	(0.18)

Weighted average number of ADS used in per share calculation:
— Basic	93,562,823	61,966,949	84,234,780	61,966,949
— Diluted	93,610,599	61,966,949	84,269,237	61,966,949

Net loss from discontinued operations per ADS attributable to the Company’s ordinary shareholders
— Basic	(0.01)	—	(0.01)	—
— Diluted	(0.01)	—	(0.01)	—

Weighted average number of ADS used in per share calculation:
— Basic	93,562,823	61,966,949	84,234,780	61,966,949
— Diluted	93,562,823	61,966,949	84,234,780	61,966,949

Net income/(loss) per ADS attributable to the Company’s ordinary shareholders
— Basic	0.02	(0.01)	0.04	(0.18)
— Diluted	0.02	(0.01)	0.04	(0.18)

Weighted average number of ADS used in per share calculation:
— Basic	93,562,823	61,966,949	84,234,780	61,966,949
— Diluted	93,610,599	61,966,949	84,269,237	61,966,949

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Financial Position

(US$’000)

	As of September 30, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	39,923	9,326
Accounts receivable, net of allowance for credit losses of US$1,884 and US$nil as of September 30, 2025 and December 31, 2024 respectively	16,461	12
Derivative contracts	90,479	69,934
Digital assets	35,762	4,832
Amounts due from related parties	24,915	11,533
Collateral receivables	19,623	14,414
Other current assets, net of allowance for credit losses of US$nil and US$nil as of September 30, 2025 and December 31, 2024, respectively	19,756	2,184
Assets held for sale	6,565	—
Total current assets	253,484	112,235

Non-current assets
Goodwill	65,922	16,735
Intangible assets	3,051	160
Other assets	3,303	704
Total non-current assets	72,276	17,599

Total assets	325,760	129,834

Liabilities and equity
Current liabilities
Accounts payable	3,648	763
Collateral payables	29,254	14,414
Liabilities due to customers	111,446	71,523
Payable to related parties	30,002	9,980
Bank borrowings	2	—
Other current liabilities	18,052	2,884
Liabilities held for sale	8,339	—
Total current liabilities	200,743	99,564

Non-current liabilities
Other liabilities	965	485
Total non-current liabilities	965	485

Total liabilities	201,708	100,049

Equity
Share capital	79,714	13,500
Accumulated losses	(33,709)	(36,890)
Reserve	79,151	53,175
Total equity attributable to equity holders of the Company	125,156	29,785
Non-controlling interests	(1,104)	—
Total equity	124,052	29,785

Total equity and liabilities	325,760	129,834

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted)

Adjusted EBITDA from continuing operations represents net income/(loss) from continuing operations before (i) depreciation and amortization, (ii) finance income, net, (iii) income tax credit, (iv) share-based compensation, (v) other losses/(gains), net, (vi) unrealized (gain)/loss in fair value of digital assets, and (vii) cost related to merger.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from continuing operations from net income/(loss) from continuing operations for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income/(loss) from continuing operations	2,151	(833)	3,838	(11,174)
Add/(less):
Depreciation and amortization	421	94	1,042	290
Finance income, net	(260)	(33)	(310)	(85)
Income tax credit	(13)	—	(9)	—
EBITDA from continuing operations	2,299	(772)	4,561	(10,969)
Add/(less):
Share-based compensation	6	—	811	—
Other losses/(gains), net	582	(48)	(1,172)	(86)
Unrealized (gain)/loss in fair value of digital assets	—	(943)	—	7,456
Cost related to merger[11]	—	—	444	—
Adjusted EBITDA from continuing operations	2,887	(1,763)	4,644	(3,599)

Adjusted net income/(loss) from continuing operations represents net income/(loss) from continuing operations before (i) share-based compensation, (ii) other losses/(gains), net, (iii) unrealized (gain)/loss in fair value of digital assets, and (iv) cost related to merger. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income/(loss) from continuing operations from net income/(loss) from continuing operations for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income/(loss) from continuing operations	2,151	(833)	3,838	(11,174)
Add/(less):
Share-based compensation	6	—	811	—
Other losses/(gains), net	582	(48)	(1,172)	(86)
Unrealized (gain)/loss in fair value of digital assets	—	(943)	—	7,456
Cost related to merger[11]	—	—	444	—
Adjusted net income/(loss) from continuing operations	2,739	(1,824)	3,921	(3,804)

11 Cost related to the merger relates to legal and professional fees.

The diluted adjusted net income /(loss) from continuing operations per ADS for the periods indicated are calculated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income/(loss) from continuing operations	2,151	(833)	3,838	(11,174)
Add: Non-GAAP adjustments	588	(991)	83	7,370
Adjusted net income/(loss) from continuing operations	2,739	(1,824)	3,921	(3,804)

Denominator for diluted net income/(loss) from continuing operations per ADS – Weighted average ADS outstanding	93,610,599	61,966,949	84,269,237	61,966,949

Denominator for diluted adjusted net income/(loss) from continuing operations per ADS – Weighted average ADS outstanding	93,610,599	61,966,949	84,269,237	61,966,949

Diluted net income/(loss) from continuing operations per ADS	0.02	(0.01)	0.05	(0.18)
Add: Non-GAAP adjustments	0.01	(0.02)	—	0.12
Diluted adjusted net income/(loss) from continuing operations per ADS	0.03	(0.03)	0.05	(0.06)